Thompson & Knight LLP
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EMAIL: Jessica.Hammons@tklaw.com

May 3, 2013

BY EDGAR TRANSMISSION

AND ELECTRONIC MAIL

Mr. James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

Jeffrey W. Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

RE:        NGP Capital Resources Company

Registration Statement on Form N-2/A

File Nos.: 333-160923 and 814-00672

Dear Messrs. O’Connor and Long:

On behalf of NGP Capital Resources Company (the “Company”), we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were communicated telephonically on April 26, 2013 to the undersigned with respect to the Company’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 filed with the Commission on April 22, 2013 (“Amendment No. 4”). Our responses are based upon information provided to us by or on behalf of the Company.

James E. O’Connor

Jeffrey W. Long

May 3, 2013

Accounting Comments

Balance Sheet, page F-6

1.                  Confirm there were no payables outstanding to directors at December 31, 2012. Payables to directors should be broken out separately per S-K Item 6-04.

Response: The Company has confirmed that it had no payables outstanding to directors at December 31, 2012.

Note 3: Credit Facilities and Borrowings, page F-24

2.                  How does having the Company’s Treasury Facility fit within the Company’s investment objectives? Does the Company treat these securities as senior securities. If not, why?

Response: The Treasury Secured Revolving Credit Agreement (the “Treasury Facility”) provides the Company with balance sheet diversification (more specifically, the asset diversification requirements imposed under the rules governing regulated investment companies) that facilitates the growth of the Company’s investment portfolio and provides flexibility in the sizing of its portfolio investments. As a result of this diversification, the Company is able to make larger investments in portfolio companies, allowing the Company to have a larger pool of possible investments.

The Company excludes borrowings under the Treasury Facility from its Senior Securities table. The heading of column 2 of the Senior Securities table in the Form N-2 instructions is entitled “Total Amount Outstanding Exclusive of Treasury Securities.” Additionally, borrowings under the Company’s Treasury Facility can only be used to purchase U.S. Treasury Bills, and the Company is required to maintain a ratio of collateral (i.e., Treasury Bills) to the amount of loans under the Treasury Facility of not less than 1.02:1.0.

Note 10, Fair Value, page F-36.

3.                  If the Company is using more than one valuation technique in determining the fair value measurements of its Level 3 investments, these valuation methods should be broken out by value.

Response: For investments in which the Company essentially uses only one valuation technique to determine estimated fair value, these valuation methods are listed separately in the footnote along with the associated value of such investments.

However, in certain circumstances, the Company uses multiple valuation techniques in order to value an investment; this is the case with the Company’s subordinated debt securities, redeemable preferred units and other equity instruments. For these investments, as described in the Company’s Note 2, Accounting Policies footnote, on pages F-18 through F-21, the Company’s valuation process includes estimating the portfolio company’s enterprise value using multiple valuation methods, including a discounted cash flow model, and one or more market approaches looking at indicative pricing based on comparable transactions involving similar assets or businesses. In those instances in which multiple valuation techniques are used to determine estimated fair value for a group of investments, we list each of the valuation methods in the footnote along with the associated value of such investments. We believe this disclosure is in accordance with the guidance included in ASC 820.

James E. O’Connor

Jeffrey W. Long

May 3, 2013

Note 12, Financial Highlights, page F-38

4.                  We note your inclusion of income tax expense in the fee table. Income tax expense should also be included in the financial highlights on a going forward basis. However, please note that any tax benefit going forward should not be reflected in the fee table.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to include income tax expense in the Company’s financial highlights footnote in future filings.

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Wesley P. Williams at (214) 969-1324 or the undersigned at (214) 969-1349 if you have questions.

Sincerely,

/s/ Jessica W. Hammons

Jessica W. Hammons

cc:          Mr. Stephen K. Gardner

Mr. L. Scott Biar

Ms. Mary Ann Birchfield

Ms. Paula Williams

Mr. Wesley P. Williams